Joseph L. Johnson III 617.570.1633 jjohnson@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 20, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Mail Stop 6010

Re:	CombinatoRx, Incorporated
Registration Statement on Form S-4/Amendment No. 2
Filed October 9, 2009
File No. 333-161146

Ladies and Gentlemen:

This letter is submitted on behalf of CombinatoRx, Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter of October 19, 2009 to Mr. Robert Forrester (the “Comment Letter”) regarding the Company’s Form S-4 Registration Statement (File No. 333-161146) filed August 7, 2009 (the “S-4”) and Amendment Nos. 1 and 2 thereto filed September 16 and October 9, 2009, respectively. On October 13, 2009, the Company filed Amendment No. 3 to the S-4 solely for the purpose of filing Exhibits 10.35 and 10.40 to the S-4. Amendment No. 3 to the S-4 did not modify the joint proxy statement/prospectus included in the S-4. The Company is concurrently filing Amendment No. 4 to the S-4, which includes changes to the S-4 that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we will supplementally provide each of Scot Foley and Daniel Greenspan of the Staff with three (3) copies of Amendment No. 4 to the S-4 marked to show the changes from Amendment No. 2 to the S-4.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

To assist the Staff in its review of Amendment No. 4 to the S-4 and the Company’s responses to the Staff’s comments in the Comment Letter we have also enclosed the complaint

U.S. Securities and Exchange Commission

October 20, 2009

for the lawsuit pending in the Superior Court of the Commonwealth of Massachusetts, Suffolk County, entitled Lorenzi et. al., v. Haydu, et al., Civil Action No. 09-4226-BLS (the “Complaint”) and the related Memorandum of Understanding dated October 8, 2009 (the “MOU”). The Company respectfully requests that the Staff destroy the MOU once the Staff has completed its review as the MOU is confidential and contains publication restrictions.

Form S-4/Amendment No. 2 Filed October 9, 2009

Litigation Related to the Merger and Related Settlement Agreement, page 22

1.	In your discussion of the lawsuit, please be more specific about the allegations made by the plaintiffs, including an explanation of the “unfair process” alleged in connection with the proposed merger and the nature of the material information which plaintiffs believed had been omitted.

Response 1:

In response to the Staff’s comment, the Company has revised the disclosure at pages 22 through 23, pages 117 through 118 and page 201.

2.	Please describe the material terms of the memorandum of understanding negotiated between the defendants and the plaintiffs and provide us with a copy of the MOU.

Response 2:

In response to the Staff’s comment, the Company has revised the disclosure at pages 23 through 25, pages 118 through 120 and page 201. In addition, enclosed herewith the Company has supplementally provided the Staff with a copy of the MOU and the Complaint.

3.	Please revise your registration statement to describe with specificity the changes to the disclosure you have made as a result of your settlement of the class action. Please note that while you should describe these changes with specificity, you are not expected to restate each revision in its entirety. You should state the nature of the revision and where in the registration statement the revision was entered.

Response 3:

In response to the Staff’s comment, the Company has revised the disclosure at pages 23 through 25, pages 118 through 120 and page 201.

U.S. Securities and Exchange Commission

October 20, 2009

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request and shall acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633.

Very truly yours,

/s/ JOSEPH L. JOHNSON III

Joseph L. Johnson III, Esq.

cc:	Scot Foley, Esq., U.S. Securities and Exchange Commission
Daniel Greenspan, Esq., U.S. Securities and Exchange Commission
Robert Forrester, CombinatoRx, Incorporated
Justin Renz, CombinatoRx, Incorporated
Jason F. Cole, Esq., CombinatoRx, Incorporated
Christopher C. Gallen, MD, PhD, Neuromed Pharmaceuticals Inc.
Jay E. Bothwick, Esq., WilmerHale
Peter N. Handrinos, Esq., WilmerHale
Randal R. Jones, Esq., Dorsey & Whitney LLP
Stuart M. Cable, Esq., Goodwin Procter LLP
Michael J. Minahan, Esq., Goodwin Procter LLP